Exhibit 99.1

Ur-Energy Receives Draft Supplemental Environmental
Impact Statement (SEIS) for the Lost Creek Project

Denver, Colorado (Marketwire – December 9, 2009) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) is pleased to announce the release of the Lost Creek Project Draft Supplemental Environmental Impact Statement (SEIS) by the U.S. Nuclear Regulatory Commission (NRC).  The document was prepared for Lost Creek ISR, LLC (LCI), a wholly-owned subsidiary of the Company.

In early December 2009, the NRC released the Draft SEIS for Ur-Energy’s Lost Creek Project.  The NRC staff prepared this SEIS to evaluate the potential environmental impacts from LCI’s proposal to construct, operate and decommission an ISR uranium facility at the Lost Creek Project site.  The NRC staff preliminarily finds that, unless safety issues mandate otherwise, environmental impacts of the proposed issuing of a source material license are not so great as to make issuance an unreasonable decision.  The NRC staff is continuing its safety evaluation and has also completed its internal Draft Safety Evaluation Report (SER) document for the project.  The positive recommendation of the Draft SEIS document is an indication of significant progress toward the approval of the NRC license application of the Lost Creek Project.

Bill Boberg, President and CEO of Ur-Energy commented, “Ur-Energy is now realizing the benefits of the dedicated efforts of its staff to work cooperatively with the Federal, State and local regulatory agencies.  We look forward to the anticipated completion of these efforts in 2010.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor/Public Relations info@ur-energyusa.com	Bill Boberg, President and CEO 1-720-981-4588, ext. 223 1-866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timetables at Lost Creek; receipt of (and related timing of) an NRC Source Material License and WDEQ Permit to Mine and all other necessary permits related to Lost Creek; and the Lost Creek production timeline)and are based on current expectations that, while considered reasonable by management at this time,) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.